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                               May 15, 2023

       Thomas Tam
       Chief Executive Officer
       Solowin Holdings, Ltd.
       Room 1910-1912A, Tower 3
       China Hong Kong City
       33 Canton Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Solowin Holdings,
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 28,
2023
                                                            File No. 333-271525

       Dear Thomas Tam:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed April 28, 2023

       General

   1. Please revise your filing to include audited financial statements required by Item 8.A.4 of
                                                        Form 20-F. Alternately,
please file a representation as an exhibit to your filing that states that you are not
required to comply with the 12-month requirement of audited financial statements in any other
jurisdiction outside the United States and that complying with the
                                                        12-month requirement is
impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form
20-F.
 Thomas Tam
Solowin Holdings, Ltd.
May 15, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas Tam
                                                           Division of
Corporation Finance
Comapany NameSolowin Holdings, Ltd.
                                                           Office of Finance
May 15, 2023 Page 2
cc:       Kevin Sun
FirstName LastName